News

Sequans Communications Announces Change in Ratio of
American Depositary Shares to Ordinary Shares

PARIS, France - November 15, 2019 - Sequans Communications S.A. (NYSE: SQNS), leading provider of LTE for IoT chips and modules, today announced that its Board of Directors has approved a change in the number of its ordinary shares represented by American Depositary Shares, issued by the Bank of New York Mellon as depositary, from 1 ordinary share per ADS to 4 ordinary shares per ADS. The change in exchange ratio for the ADSs will have the same effect as a 1-for-4 reverse stock split of the ADSs. The ADSs will continue to trade on the New York Stock Exchange. Sequans' ordinary shares are not affected by the change. The Company's total outstanding share capital at present is 95,215,582 ordinary shares.

Georges Karam, Sequans CEO, said, “As we are nearing the end of the cure period, we are changing the ratio of ADS to ordinary shares to meet the exchange minimum price requirement. At the same time, our visibility is improving and we look forward to significant growth next year from the IoT ramp as well as from our recently announced strategic deals - plus, we are in active discussions regarding several new strategic opportunities.”

The new ADS to ordinary share ratio of 1 for 4 will be effective prior to the commencement of trading on the New York Stock Exchange on Friday, November 29, 2019. Because each ADS will represent 4 times the number of Sequans' ordinary shares after the ratio change, and the total number of ordinary shares remains the same, the trading price of the ADSs is expected to increase by approximately the same multiple, enabling the company to regain compliance with the New York Stock Exchange minimum price listing requirement.

No fractional ADSs will be issued. Holders who would otherwise receive fractional ADSs will receive a cash payment in lieu of such fractional ADSs. The cash in lieu rate will be set when the depositary sells the ADSs that would otherwise have been issued as fractional ADSs in one or more market trades. ADS holders with ADSs held in book-entry form or through a bank, broker or other nominee are not required to take any action and will see the impact of the change to the ADS ratio reflected in their accounts after November 29, 2019. Beneficial holders may contact their bank, broker or nominee for more information. ADS holders with ADSs held in certificate form may exchange their certificates for book-entry ADSs resulting from the changed ADS ratio. Shortly after November 29, 2019, such ADS holders will receive a Letter of Transmittal and instructions for exchanging their certificates from the depositary.

Forward Looking Statements

This press release contains projections and other forward-looking statements regarding future events or our future ADS price. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future ADS price and our ability to regain compliance with the New York Stock Exchange listing requirements, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. Sequans can give no assurance that the ADS price after the change in the ADS ratio will be equal to or greater than 4 times the ADS price before the change. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, (ix) our inability to enter into and execute on strategic alliances, (x) (our ability to meet performance milestones under strategic license agreements, (xi) the impact of natural disasters on our sourcing operations and supply chain, (xii) our ability to remediate material weaknesses in our internal controls relating to the impact of accounting changes relating to deferred tax assets and deferred tax liabilities related to the application of IFRS to deferred taxes on debt instruments with equity components, (xiii) the impact of the ADS ratio change on our ADS trading price and volume, (xiv) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

About Sequans Communications

Sequans Communications S.A. (NYSE: SQNS) is a leading provider of single-mode LTE chips and modules for the Internet of Things (IoT) and a wide range of broadband data devices. Founded in 2003, Sequans has developed and delivered seven generations of LTE technology and its chips are certified and shipping in networks around the world. Today, Sequans offers two LTE product lines: StreamrichLTE™, optimized for broadband devices, including CPE, mobile and portable routers, and high-performance IoT devices; and StreamliteLTE™, optimized for lower data rate and narrowband IoT devices, including wearables, trackers, and sensors.  Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Sweden, Taiwan, South Korea, and China. Visit Sequans online at www.sequans.com

Sequans contacts:
Media relations: Kimberly Tassin (USA), +1.425.736.0569, kimberly@sequans.com
Investor relations: Claudia Gatlin (USA), +1 212.830.9080, claudia@sequans.com